FORM N-SAR
Exhibit 77K

MAINSTAY FUNDS TRUST

811-22321

On September 24, 2012, KPMG LLP (KPMG) was selected as the Fund’s independent registered public accounting firm. The Fund’s selection of KPMG as its independent registered public accounting firm was recommended by the Fund’s audit committee and was approved by the Fund’s Board of Trustees.

Ernst & Young LLP (E&Y) was the independent registered public accounting firm for the Predecessor Fund. The reports of the financial statements audited by E&Y for the Predecessor Fund for each of the years in the four-year period ended June 30, 2012 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Predecessor Fund and E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years.